QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

DATE AND SUBJECT OF REPORT

The  following  management‟s  discussion  and  analysis  (the  “MD&A”)  of  the  financial  condition

and  results  of  the  operations  of  QMI  Seismic   Inc.  (the  “Company”  or  “QMI”)  constitutes

management‟s   review   of   the   factors   that   affected   the   Company‟s   financial   and   operating

performance  for  the  year  ended  December  31,  2010  and  should  be  read  in  conjunction  with  the

Company‟s  audited  financial  statements  for  the  same  period.   These  audited  financial  statements

(the  “2010  Financial  Statements”)  have  been  prepared  in  Canadian  dollars  unless  otherwise stated,  and  in  accordance  with  Canadian  generally  accepted  accounting  principles  (“GAAP”).

This  document  is  dated  April  27,  2011.    Readers  can  find  the  Company‟s  2010  Financial

Statements  and  further  information  regarding  the  company  and  its  operations  on  the  System  for

Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

FORWARD LOOKING STATEMENTS

The  information  set  forth  in  this  MD&A  contains  statements  concerning  future  results,  future performance,  intentions,  objectives,  plans  and  expectations  that  are,  or  may  be  deemed  to  be,

forward-looking  statements.  These  statements  concerning  possible  or  assumed  future  results  of

operations  of  the  Company  are  preceded  by,  followed  by  or  include   the  words  „believes,‟

„expects,‟   „anticipates,‟   „estimates,‟   „intends,‟   „plans,‟   „forecasts,‟   or   similar   expressions.

Forward-looking  statements  are  not  guarantees  of  future  performance.  These  forward-looking statements  are  based  on  current  expectations  that  involve  numerous  risks  and  uncertainties,

including, but not limited to, those identified in the Risks and Uncertainties section.

Assumptions  relating  to  the  foregoing  involve  judgments  with  respect  to,  among  other  things,

future  economic,  competitive  and  market  conditions  and  future  business  decisions,  all  of  which are  difficult  or  impossible  to  predict  accurately  and  many  of  which  underlying  the  forward-

looking  statements  are  reasonable,  any  of  the  assumptions  could  prove  inaccurate.  These  factors should  be  considered  carefully,  and  readers  should  not  place  undue  reliance  on  forward-looking statements.  QMI  Seismic  Inc.  has  no  intention  and  undertakes  no  obligation  to  update  or  revise

any   forward-looking   statements,   whether   written   or   oral   that   may   be   made   by   or   on   the

Company's behalf.

COMPANY OVERVIEW & OVERALL PERFORMANCE

QMI   was   incorporated   on   October   16,   2009   under   the   Business   Corporation   Act   (British

Columbia)  as  a  wholly  owned  subsidiary  of  Arris  Resources  Inc.  (“Arris”),  which  subsequently

changed  its  name  to  RTN  Stealth  Software  Inc.  (“RTN”).   On  November  2,  2009  the  Company

entered into the Plan of Arrangement (the “Arrangement Agreement”) with RTN to proceed with a  corporate  restructuring  by  the  way  of  statutory  plan  whereby  the  Company  would  spin-out

from   RTN   and   become   a   reporting   issuer   and   acquire   an   asset   from   RTN.   Under   the

Arrangement  Agreement,  RTN  would  transfer  its  interest  in  an  exclusive  distribution  agreement

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

of  seismic  sensors  in  India  (the  “License”)  in  exchange  for  17,583,372  common  shares  of  the

Company.     On   the   effective   date   of   the   Arrangement   Agreement   (January  5,   2010),   each

shareholder  of  RTN  of  record,  as  of  the  close  of  business  on  November  5,  2009,  received  their pro-rata share of the 17,583,372 common shares of the Company issued for the acquisition of  the

License.

At the completion of the Arrangement Agreement, the common shares of the Company started to trade on the Canadian National Stock Exchange (“CNSX”) on April 29, 2010.

Acquisition Agreement

On  July  31,  2010,  the  Company  agreed  to  acquire  100%  interest  of  QMI  Technologies  Inc.

(“Qtech”)  from  an  un-related  entity,  QMI  Manufacturing  Inc.  (“Qmanu).  Under  the  terms  of  the acquisition of Qtech (the  “Acquisition”), the Company acquired  all of the issued and outstanding common  shares  of  Qtech  in  exchange  for  20,400,001  common  shares  in  the  equity  of  the

Company.  As  a  result,  the  Company‟s  interim  financial  statements  for the  three and  nine  months ended  September  30,  2010,  that  were  filed  to  Sedar  on  November  29,  2010,  were  originally presented  at  consolidated  basis  and  included  both  the  accounts  of  Qtech  and  QMI  Seismic  Inc.

for the same period.

However,  the  synergies  from  the  Acquisition  did  not  materialize  as  expected  and  the  Company

never  obtained  operational  control  over  Qtech.    As  a  result,  the  Company  has   reached  an

agreement   with   Qmanu   on   March   31,   2011   to   cancel   the   Acquisition   (the   “Unwinding”),

whereby both the Company and Qmanu are released from the Acquisition and Qmanu will return

to    the    Company    20,400,001    common    shares    issued    for    the    Acquisition.

These

20,400,001common shares have been received and cancelled  as of the date of this MD&A.   As  a

result,  the  Company  has  amended  its  interim  financial  statements  (the  “Amended  2010  Q3

Financial  Statements”)  for  the  three  and  nine  months  ended  September  30,  2010  to  reflect  the

Unwinding.  Only  the  accounts  of  QMI  Seismic  Inc  are  included  in  the  Amended  2010  Q3

Financial Statements.

As  at  December  31,  2010,  the  Company  had  a  balance  owing  of  $521,210  due  from  Qtech.  On

March  31,  2011,  the  Company  agreed  to  convert  the  $521,210  balance  owing  into  a  $400,000 promissory note (the “Promissory Note”)  and the  balance settled in consideration for distribution rights  of  Qtech  products.  Due  to  the  uncertainty  of  collectability  of  the  Promissory  Note,  the

Company has recorded a loan loss provision of $521,209 at December 31, 2010.

The  Promissory  Note  has  an  interest  rate  of  2%  per  annum  compound  monthly  and  is  due  and payable  in  three  installments:  $50,000  on  March  31,  2012,  $50,000  on  March  31,  2013,  and

remaining  principal  and  accrued  interest  on  March  31,  2014.  The  Promissory Note  is  secured  by a General Security Agreement. This General Security Agreement includes  all assets of the Qtech such  as  Machinery  and  Equipment;  Inventory,  Trademarks,  Licenses  and  Certifications;  and  all

accounts.  The values of these assets as provided by managerial prepared financial statements are in excess of the value of the Promissory Note.  The General Security Agreement also restricts the transfer or encumbrance of these assets without permission of the Company.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

However, since there are no audited financials available for Qtech or valuation of assets provided

by   an   Accredited   Valuator,   there   is   uncertainty   with   respect   to   the   recoverability   of   the

Promissory   Note   in   accordance   with   Canadian   generally   accepted   accounting   principles.

Therefore  management  has  treated  the  Promissory  Note  in  conservative  terms  and  decided  to write  down  the  Promissory  Note  to  $1  and  recorded  a  loan  loss  provision  of  $521,209  for  the

year ended December 31, 2010.   However, management will exercise its best effort to collect the

Promissory  Note   repayments   when   the   three  installments   come   due  and   use   all   legal   and

contractual methods as indicated in the General Security Agreement.

Principal Business

After  the  Unwinding  as  discussed  in  the  section  above,  management  focused  its  efforts  on

developing   the   business   of   distribution   of   various   electronic   safety   systems.   However,

management  is  also  actively  reviewing  other  business  opportunities  in  other  areas  to  maximize the value of the Company.

Private Placement

The   Company   completed   two   private   placements,   in   May   and   August   2010,   and   issued

3,000,000  security  units  (“Unit)  at  $0.05  per  Unit,  for  proceeds  totaling  $150,000.  Each  Unit

consists  of  one  common  share  and  one  common  share  purchase  warrant.   Each  common  share

purchase  warrant  entitles  the  holder  to  purchase,  for  a  period  of  two  years,  one  additional common share at an exercise price of $0.07 per share.

The   Company   also   completed   a   private   placement   in   November   2010   to   issue   3,025,000

common  shares  at  $0.20  per  Share,  for net  proceeds  totaling $544,500  after  paying a finder‟s  fee of $60,500.

Option Issuance

On   November   18,   2010,   the   Company   entered   into   a   consulting   agreement   with   Cronos

Management  Consultants  Inc.  (“Cronos”).  The Company agreed  to  engage  Cronos  for  five  years to  manage  public  company  corporate  affairs  and  assist  in  attracting  investment  and  finding strategic  financial  partners.  The  Company  agreed  to  grant  Cronos  incentive  stock  options  (the

“Option”)  for  the  purchase  of  2,100,000  common  shares  of  the  Company  at  $0.20/share.  These options  were  vested  immediately  upon  issuance  and  will  expire  in  five  years  at  November  19,

2015.  The  fair  value  of  these  stock  options  at  issuance  is  $418,545  or  $0.199  per  Option.  As  a result,  the  Company  has  recorded  $418,545  to  the  stock  based  compensation  for  the  year  ended

December 31, 2010 accordingly.

Subsequent  to  the  year  ended  on  December  31,  2010,  these  2,100,000  stock  options  were cancelled by the Company on April 20, 2011.

Ability to Continue as a Going Concern

The  2010  Financial  Statements  have  been  prepared  in  accordance  with  Canadian  generally accepted  accounting  principles  with  the  assumption  that  the  Company  will  be  able  to  realize  its

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

assets  and  discharge  its  liabilities  in  the  normal  course  of  business  rather  than  through  a  process

of  forced  liquidation.   The  Company  has  incurred  losses  since  inception  and  accumulated  losses

of  $1,065,607.    The  Company‟s  ability  to  continue  as  a  going  concern  is  dependent  upon  its ability  to  generate  future  profitable  operations  and/or  to  obtain  the  necessary  financing  to  meet its  obligations  and  repay  its  liabilities  arising  from  normal  business  operations  when  they  come due. The Company was  able to raise  equity or debt financing to support  its operations in the  past but  there  is  no  assurance  that  the  Company  will  be  able  to  do  so  in  the  future  because  of  the

uncertainty  of  the  current  economy  and  capital  market.   The  2010  Financial  Statements  do  not

include   any   adjustments   relating   to   the   recoverability   and   classification   of   recorded   asset

amounts and classification of liabilities that might be necessary should the Company be unable to continue in business.

SELECTED ANNUAL INFORMATION

The following chart  includes  selected  annual  information  for the  current  year  and  2009,  which  is

the   Company‟s   first   fiscal   year.     This   information   has   been   prepared   in   accordance   with

Canadian GAAP.

2010

2009

$

$

Revenues

-

-

Net loss

1,061,607

4,000

Net loss per share, basic and diluted

0.08

4,000

Total assets

77,435

1

Total long term liabilities

-

-

Cash dividend

-

-

RESULTS OF OPERATIONS

For the year ended December 31, 2010

Loss  for  the  current  year  is  $1,061,607  (2009-$4,000)  which  is  a  combined  result  of  $121,853 operating  expense  excluding  stock  based  compensation  (2009-$4,000),  $418,545  stock  based compensation expense (2009- $nil), $521,209 loan loss provision (2009 - $nil).

Main  components  of  the  $121,853  operating  expenses  are  $39,513  consulting  fees  (2009-$nil),

$38,589  trust  and  filing  fees  (2009-$nil),  and  $26,245  professional  fees  (2009-$4,000).    The

consulting  fees  and  professional  fees  were  mainly  used  to  support  the  operation  while  the  trust and filing fees were mainly used to apply and maintain the Company‟s listing status.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

The  Company  was  incorporated  in  October  2009  and  did  not  have  business  activities  in  2009.

As   a   result,   the   operating   expenses   and   other   expenditures   (including   the   stock   based

compensation and loan loss provision) incurred in last year were minimum.

The  nature  of   the   stock   based   compensation   and   loan   loss   provision   are  discussed   in   the

subsections “Option Issuance” and “Acquisition Agreement” respectively.

Cash  and  accounts  payable  and  accrued  liabilities  increased  from  last  year  by  $73,842  and

$30,368  respectively.  These  increases  are  mainly  a  result  of  the  increased  business  activities incurred during current year.

For the three months ended December 31, 2010

Loss for the quarter is $684,380 (2009– $4,000) which is a combined result of $53,080 operating

expense    excluding    stock    based    compensation    (2009-$4,000),    $418,545    stock    based

compensation expense (2009 - $nil), and loan loss provision $212,755 (2009-$nil).

The  increases  in  operating  expenses  are  mainly a  result  of   increased  business  activities  incurred

during current quarter compared to the same quarter in the last year.

Main  components  of  the  $53,079  operating  expenses  are  $24,471  consulting  fees,  $8,463  filing and  transfer  agent  fees,  and  $11,900  professional  fees.  The  consulting  fees  and  professional  fees were  mainly  used  to  support  the  operation  while  the  trust  and  filing  fees  were  mainly  used  to maintain the Company‟s listing status.

SELECTED QUARTERLY INFORMATION

The  following  table  summarized  the  results  of  operations  for  the  five  most  recent  quarters  of  the

Company  since  its  incorporation  (October  16,  2009).  As  discussed  in  the  section  “Acquisition

Agreement”,  the  Company  has  amended  its  financial  statements  for  the  three  and  nine  months ended  September  2010.  This  quarterly  information  includes  the  results  from  the  2010  Amended

Q3 Financial Statements.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

2010

2010

2010

2010

2009

June   30   to

September

30, 2010

October   1   to    (Amended

April    1    to    January  1  to    October      16

December  31,    on  April  26,    June

30,    March      31,    to    December

2010

2011)

2010

2010

31, 2009

$

$

$

$

$

Total Assets

77,435

27,738

65,863

101,030

1

Revenue

-

-

-

-

-

Interest income

-

-

-

-

-

Expenses

471,624

30,491

15,291

22,991

4,000

Loss

from

operations

(471,624)

(30,491)

(15,291)

(22,991)

(4,000)

Net income (loss)     (1,061,607)

(338,945)

(15,291)

(22,991)

(4,000)

Earnings

(loss)

per  share,  basic  &

diluted

(0.08)

(0.02)

(0.00)

(0.00)

(0.00)

LIQUIDITY & CAPITAL RESOURCES

At  December  31,  2010,  the  Company had  a  working  capital  of  $22,437  (2009:  negative  working capital  $4,000).  The  increase  in  working  capital  is  mainly  a  combined  result  of  cash  inflow  of

$669,499  from  various  private  placements,  cash  outflow  of  $521,210  for  advancing  a  loan  to

QMI  Technology  in  connection  with  the  Acquisition  discussed  above,  and  cash  outflow  for  the

expenditures  incurred  in  the  current   years  to   support  the  development  of  electronic  safety

systems.

Management  realizes  that  the  current  working  capital  may  not  be  sufficient  to  support  its operations  in  the  future  and  is  considering  different  financing  options,  including,  but  not  limited

to  further  debt  or  equity  financing.   While  the  Company  has  a  history  of  financing  its  operation through  debt  or  equity financing in  the  past,  there  are  no  guarantees  that  the Company can  do  so in the future.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

The Company had no material commitments for capital expenditures as of December 31, 2010.

OFF BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

PROPOSED TRANSACTIONS

The  Company  does  not  have  other  proposed  transactions  that  may  have  material  impacts  to  the

Company.

TRANSACTIONS WITH RELATED PARTIES

a)   The  related  parties  due  from  (to)  balances  as  at  December  31,  2010  and  the  amounts  of related party transactions are summarized as follows:

Amount

due

to    Amount

of

Nature

of    related      parties      at    transaction    incurred

transaction

December   31,   2010    during the year ended

($)

December   31,   2010

($)

A   company   controlled   by    Consulting

the Chief Financial Officer

fees

1,878

6,163

A&A    Progressive    Inc.,    a

Company   controlled   by   a    Rent

3,750

3,750

director

Chief Executive Officer

Consulting

fees

15,000

17,000

b)  The  Arrangement  Agreement  (discussed  in  the  “overall  performance”  section)  envisioned the  transfer  of  the  License  from  RTN  (the  former  parent  of  the  Company)  to  the  Company,

and the immediate distribution of a controlling interest in the common shares of the Company to  the  shareholders  of  RTN.  The  shareholders  of  RTN  at  the  time  of  the  transfer  continued  to

collectively   own   the   License.     Consequently,   there   was   no   substantive   change   in   the

beneficial  ownership  of  the  License  at  the  time  that  the  License  was  vended  to  the  Company.

As  such  the  transfer  of  the  License  was  recorded,  in  accordance  with  the  Canadian  generally accepted  accounting  principles,  at  the  carrying  values  of  the  License  in  the  accounts  of  RTN

($1).

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company has  23,608,372 common shares and 3,000,000 share purchase warrants (“Warrant”) issued and outstanding. Each Warrant is convertible to a common share  of  the  Company at  $0.07  per  share  in  2  years  after  issuance.  Details  of  the  Warrants  are  as follows:

Number of warrants outstanding

Expiry date

Exercise price

2,000,000

March 16, 2012

$0.07

1,000,000

July 9, 2012

$0.07

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Significant accounting policies and critical accounting estimates

Use of estimates

The preparation  of  financial  statements  in  conformity with  GAAP  requires  management  to  make estimates  and  assumptions  that  affect  the  reported  amount  of  assets  and  liabilities  and  disclosure of contingent assets  and liabilities at the date of the financial statements and the reported amount of  revenues  and  expenses  during  the  year.  Significant  areas  requiring  the  use  of  management estimates relate to carrying values of the loan receivable and licenses, future income tax rates and the valuation of stock-based awards.

Stock based compensation

The   Company   grants   stock   options   to   executive   officers,   directors   and   consultants.     The

company  records  all  stock  based  awards  at  fair  value  as  determined  using  the  Black-Scholes option  pricing.  All  stock  based  awards  to  employees  and  non-employees  are  measured  at  the time  of  grant,  or  revision,  and  the  fair  value  attributed  is  charge  to  operations,  allocated  to

specific  asset  accounts,  and  recognized  over  the  vesting  period.   Upon  exercise,  the  fair  value  of

share  purchase  options  or  specified  warrants  is  allocated  from  the  contributed  surplus  account  to share capital.

Loss per share

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

Basic   loss   per   share   is   computed   using   the   weighted   average   number   of   common   shares

outstanding  during  the  year.  Since  the  Company‟s  stock  options  and  warrants  are  anti-dilutive,

diluted loss per share is equivalent to basic loss per share.

Future income taxes

Future  income  taxes  are  recorded  using  the  asset  and  liability  method  whereby  future  tax  assets and  liabilities  are  recognized  for  the  future  tax  consequences  attributable  to  differences  between the  financial  statement  carrying amounts  of  existing  assets  and  liabilities  and  their  respective  tax bases.  Future  tax  assets  and  liabilities  are  measured  using  the  enacted  or  substantively  enacted tax  rates  expected  to  apply when  the  asset  is  realized  or  the  liability settled.  The  effect  on  future tax  assets  and  liabilities  of  a  change  in  tax  rates  is  recognized  in  income  in  the  period  that substantive  enactment  or  enactment  occurs.  To  the  extent  that  the  Company  does  not  consider  it more  likely  than  not  that  a  future  tax  asset  will  be  recovered,  it  provides  a  valuation  allowance against the excess.

Financial instruments

The  Company  follows  the  Canadian  Institute  of  Chartered  Accountants  (“CICA”)  Handbook

Section  3855,  Financial  Instruments  –  Recognition  and  Measurement.  Section  3855  prescribes when  a  financial  instrument  is  to  be  recognized  on  the  balance  sheet  and  at  what  amount.  Under

Section  3855,  financial  instruments  must  be  classified  into  one  of  five  categories:  held-for-

trading,   held-to-maturity,   loans   and   receivables,   available-for-sale   financial   assets,   or   other

financial  liabilities.  All  financial  instruments,  including  derivatives,  are  measured  at  the  balance

sheet   date  at fair value  except for loans  and  receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company‟s  financial  instruments  consist of  cash,  other receivable,  note  receivable,  accounts

payable  and  amounts  due  to  related  parties.   Cash  is  measured  at  face  value,  representing  fair

value,  and  are  classified  as  held-for-trading.    Other  receivable  and  note  receivable,  which  are

measured at amortized cost, is classified as loans and receivables.  Accounts payable is measured

at  amortized  cost  and  classified  as  other  financial  liabilities.   The  fair  value  of  these  financial

instruments  approximates  their  carrying  values,  unless  otherwise  noted.      The  Company  has

determined that it does not have derivatives or embedded derivatives.

The  CICA  Handbook  Section  3862,  Financial  Instruments  –  Disclosure,  requires  an  entity  to classify  fair  value  measurements  in  accordance  with  an  established  hierarchy  that  prioritizes  the inputs  in  valuation  techniques  used  to  measure  fair  value.  The  levels  and  inputs  which  may  be used to measure fair value are as follows:

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

Level  1  –  fair  values  are  based  on  quoted  prices  in  active  markets  for  identical  assets  or liabilities;

Level 2 – fair values are based on inputs other than quoted prices that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

Level  3  –  applies  to  assets  and  liabilities  for inputs  that  are not  based  on  observable  market  data,

which are unobservable inputs.

Financial instruments classified as level 1 include cash.

New accounting pronouncements not yet adopted

International Financial Reporting Standards (“IFRS”)

The  Canadian  Accounting  Standards  Board  will  require  all  public  companies  to  use  IFRS  for interim  and  annual  financial  statements  relating  to  fiscal  years  beginning  on  or  after  January  1,

2011.  Companies  will  be  required  to  provide  IFRS  comparative  information  for  the  previous fiscal  year.  The  transition  from  Canadian  GAAP  to  IFRS  will  be applicable  for the  Company for the  first  quarter  of  the  fiscal  year  ending  December  31,  2011  when  the  Company  will  prepare both  the  current  and  comparative  financial  information  using  IFRS.  The  Company  has  begun assessing  the  adoption  of  IFRS  for  2011,  the  financial  reporting  impact  of  the  transition  to  IFRS and initial adoption alternatives have not been finalized.

Business Combination, Consolidated Financial Statements and Non-controlling interest

For  interim  and  annual  financial  statements  relating  to  fiscal  years  commencing  on  or  after

January  1,  2011,  the  Company  will  be  required  to  adopt  new  CICA  Section  1582  “Business

Combinations”,  Section  1601  “Consolidated  Financial  Statements”  and  Section  1602  “Non-

Controlling  Interests”.  Section  1582  replaces  existing  Section  1581  “Business  Combinations”,

and  Sections  1601  and  1602  together replace Section  1600  “Consolidated Financial  Statements”.

The adoption of Sections 1582 and collectively, 1601 and 1602 provides the Canadian equivalent

to   IFRS   3   “Business   Combinations”   and   International   Accounting   Standard   (“IAS”)   27

“Consolidated  and  Separate  Financial  Statements”  respectively.  Management  does  not  consider that  the  adoption  of  these  standards  will  have  a  significant  impact  on  the  Company‟s  financial statements.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

CONVERSION TO IFRS

In   February  2008,   the   Canadian   Accounting   Standards   Board   announced   that   2011   is   the

changeover  date  for  publicly  accountable  profit-oriented  enterprises  to  use   IFRS,  replacing

Canadian GAAP for interim and annual financial  statements relating to fiscal  years beginning on or  after  January  1,  2011.  The  Company  will  commence  reporting  in  IFRS  in  the  first  quarter  of the  2011  fiscal  year,  with  comparative figures.  The Company has  adopted  a four phase  approach to ensure successful conversion to IFRS, including:

Phase 1 - diagnostic impact assessment:  This phase is essentially completed.

Phase  2  -  design  and  planning:    to  identify  specific  changes  required  to  existing  accounting policies, information system, and business processes. This phase is essentially completed.

Phase   3   –   solution   development:     to   develop   the   Company‟s   accounting   policies   among

alternatives  allowed  under  IFRS  and  the  draft  of  IFRS  financial  statements.  This  phase  is  in  the progress

Phase   4   –   implementation:     to   execute   the   changes   to   information   systems   and   business

processes,   completing   formal   authorization   processes   to   approve   recommended   accounting

policies  changes  and  training programs  across  the  Company‟s  finance and  other staff,  as  needed.

This phase is in the progress.

The  Company  has  completed  the  diagnostic  impact  assessment.  While  Canadian  GAAP  is  in many respects similar to IFRS, conversion will result in differences in recognition, measurement,

and  disclosure  in  the  financial  statements.   The  following  financial  statement  areas  are  expected to be impacted:

(i) Income Taxes

Under  IFRS,  a  deferred  tax  asset  is  recognized  to  the  extent  it  is  "probable"  that  taxable  profit will  be  available  against  which  the  deductible  temporary  differences  can  be  utilized.  Under

Canadian  GAAP,  future  tax  assets  are  recognized  if  it  is  more  likely  than  not  that  such  an  asset will be realized. The term "probable" is not defined in IAS 12. However, entities have often used a  definition  of  "more  likely  than  not"  similar  to  Canadian  GAAP.  However,  IAS  12  does  not preclude  a  higher  threshold.  Accordingly,  the  Company  believes  a  difference  will  not  result  as long as the Company uses more likely than not as its definition of probable.

(ii) Impairment of Assets

Under  IAS 36, the Company shall assess at the  end of each reporting period whether there is any indication  that  an  asset  may be  impaired.  If  any such  indication  exists, the entity should  estimate the  recoverable  amount  of  the  asset.  The  indicators  of  impairment  are  generally  consistent  with

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

those  of  Canadian  GAAP.  An  asset  should  be  written  down  to  its  recoverable  amount  if  the recoverable amount is less than its carrying value.

The  recoverable  amount  is  equal  to  the  higher  of  (a)  the  fair  value  less  cost  to  sell  and  (b)  its value  in  use.  It  is  not  necessary  to  determine  both  if  one  indicates  that  an  impairment  does  not exist. The value  in  use is based  on  a  discounted  cash  flow  model.  This approach  is  different  than

Canadian GAAP.

Under  IFRS,  to  the  extent  possible,  individual  assets  should  be  tested  for  impairment.  However,

if  it  is  not  possible  to  determine  the  recoverable  amount  of  an  individual  asset,  an  entity  should determine  the  recoverable  amount  of  the  cash  generating  unit  ("CGU")  to  which  the  asset belongs.  The  definition  of  a  CGU  is  different  from  the  Canadian  GAAP  definition  of  an  "asset group".

Under  IAS 36, the Company would be required to reconsider whether there is any indication that an  impairment  loss  recognized,  if  any,  in  a  prior  period  may no  longer  exist  or  has  decreased  on transition  and  thereafter  on  an  annual  basis.  If  such  indicators  exist,  a  new  recoverable  amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable  amount  exceeds  its  carrying  value.  This  is  different  than  Canadian  GAAP  where write  ups  are  not  permitted.  As  such,  it  is  expected  that  there  will  be more  fluctuation  of  income and loss in the future due to the potential write up and write down of assets.

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

Risk Management

The  Company's  risk  exposures  and  the  impact  on  the  Company's  financial  instruments  are summarized below:

Credit  risk  is  the  risk  that  one  party to  a  financial  instrument  will  cause  a loss  for the  other  party by  failing  to  discharge  an  obligation.  The  Company  is  subject  to  normal  industry  credit  risks.

The  Company‟s  other  receivable  balance  may  consist  of  amounts  outstanding  on  Input  Tax

Credits  from  Canada  Revenue  Agency  and  has  minimum  credit  risk.  As  a  result,  management believes the Company does not have a significant credit risk exposure

Liquidity risk  is  the  risk  that  an  entity will  encounter difficulty in  meeting  obligations  associated

with  financial  liabilities.   The Company‟s  approach  to  managing liquidity risk  is  to  ensure that  it

will  have  sufficient  liquidity  to  meet  liabilities  when  due.    As  at  December  31,  2010,  the

Company had  a  cash  balance  of  $73,843  to  settle  current  liabilities  of  $54,996.   The Company is

considering   further   debt   or   equity   financing   to   obtain   adequate   funding   to   maintain   the

Company‟s  operations.  All  of  the  Company‟s  financial  liabilities  have  contractual  maturities  of less than 30 days and are subject to normal trade terms.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

Market  risk-Market  risk  is  the  risk  that  changes  in  market  prices,  such  as  foreign  exchange  rates and  interest  rates  will  affect  the  Company‟s  income  or  the  value  of  its  holdings  of  financial instruments.  The  objective  of  market  risk  management  is  to  manage  and  control  market  risk exposures within acceptable parameters, while optimizing the return on risk.

Interest  rate  risk-Interest  risk  is  the  risk  that  the  fair  value  of  future  cash  flow  will  fluctuate  as  a

result   of   changes   in   interest   rate.   The   Company‟s   sensitivity   to   interest   rates   is   currently

immaterial.

Currency  risk  is  the  risk  that  the  fair  value  or  future  cash  flows  of  a  financial  instrument  will

fluctuate   because   of   changes   in   foreign   exchange   rates.   The   Company   holds   no   financial

instruments  that  are  denominated  in  a  currency  other  than  Canadian  dollar.    Therefore,  the

Company‟s exposure to currency risk is minimal.

RISKS AND UNCERTAINITIES

Capitalization Risk

It  is  anticipated  that  the  Company  will  require  additional  capital  to  fully  execute  its  long-term business  objectives.  There  can  be  no  assurance  that  it  will  be  able  to  obtain  any  capital  in  the future,  or  that  attempts  to  obtain  capital  in  the  future  will  result  in  terms  that  are  beneficial  to existing investors.

Profitability Risk

Although  QMI  Seismic  will  work  to  become  profitable,  there  can  be  no  assurance  that  factors beyond  its  control,  such  as,  but  not  limited  to,  market  acceptance  of  the  Company‟s  products,

interest  rates,  raw  material  prices  and  the  general  economic  climate  will  not  adversely  affect these efforts.

Management Risk

The   Company‟s   success   will   also   depend   largely   on   the   capability   of   its   management.

Management has limited experience in managing the growth of a developing business.

Marketing Risk

The  Company  will  require  the  development  of  both  marketing  and  sales  capability.  Currently,

QMI  Seismic  has  limited  expertise  and  infrastructure  in  this  functional  area.  The  Company expects  to  sell  both  directly  to  the  end  user  and  indirectly  through  the  development  of  strategic partnerships.  No  assurances  can  be  provided  that,  given  the  time,  capital  and  management resources  required  to  do  so,  it  will  be  able  to  successfully develop  a  diverse  marketing  and  sales function.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

Market Risk

The market for the Company‟s products is a frontier market. As such, there is little recognition in the end use market for water or seismic damage.

Insurance Industry Risk

The  Company‟s  marketing  strategy  assumes,  in  part,  that  it  will  be  successful  in  lobbying insurance  companies  and  insurance  commissions  to  grant  homeowner  policy  discounts  to  policy holders who utilize the products promoted by the  Company to protect against losses due to water damage. The company cannot say if it will be successful in gaining any concessions.

External Risks

Given  that  the  Company  is  embarking in  a  frontier  market,  consumers,  suppliers  and  distributers must  be  educated  before  they  are  aware  enough  of  the  benefits  being  offered  by  the  Company‟s products. There is no guarantee that the Company will be successful in this task.

Liability Risks

A product liability claim could result in considerable cost and diversion of management‟s efforts.

CONTROLS AND PROCEDURES

Our   management,   including   our   Chief   Executive   Officer   and   Chief   Financial   Officer,   has

evaluated   our   internal   control   over   financial   reporting   to   determine   whether   any   changes

occurred  during  the  period  that  have  materially  affected,  or  are  reasonably  likely  to  materially affect,  our  internal  control  over  financial  reporting.  During  the  year  ended  December  31,  2010 there  have  been  no  changes  that  occurred  that  have  materially  affected,  or  are  reasonably  likely to materially affect, our internal control over financial reporting.

Venture  issuers  are  not  required  to  include  representations  relating  to  the  establishment  and maintenance  of  disclosure  controls  and  procedures  (DC&P)  and  internal  control  over  financial

reporting   (ICFR),   as   defined   in   National   Instrument   52-109   Certification   of   Disclosure   in

Issuer‟s  Annual  and  Interim  Filings  (“NI  52-109”).  In  particular,  the  Company‟s  certifying officers are not making any representations relating to the establishment and maintenance of:

i)

controls  and  other  procedures  designed  to  provide  reasonable  assurance  that  information required  to  be  disclosed  by  the  Company  in  its  annual  filings,  interim  filings  or  other reports  filed  or  submitted  under  securities  legislation  is  recorded,  processed,  summarized and reported within the time periods specified in securities legislation; and

ii)

a  process  to  provide  reasonable  assurance  regarding  the  reliability  of  financial  reporting and  the  preparation  of  financial  statements  for  external  purposes  in  accordance  with  the

Company‟s generally accepted accounting principles.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

The  Company‟s  certifying  officers  are  responsible  for  ensuring  that  processes  are  in  place  to provide  them  with  sufficient  knowledge  to  support  the  representations  they  make.  Investors should  be  aware  that  inherent  limitations  on  the  ability  of  the  Company‟s  certifying  officers  to design  and  implement  on  a  cost  effective  basis  DC&P  and  ICFR  as  defined  in  NI  52-109  may result  in  additional  risks  to  the  quality,  reliability,  transparency  and  timeliness  of  interim  and annual filings  and other reports provided under securities legislation.

OFFICERS AND DIRECTORS

Navchand Jagpal

President, CEO & Director

Jamie Lewin

CFO

Thomas Kennedy

Director

Gurdeep Johal

Director

CONTACT ADDRESS

QMI Seismic Inc.

1250 West Hastings Street

Vancouver, BC

V6E 2M4